May 3, 2012

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Michael R. Clampitt, Senior Counsel

Gregory Dundas, Attorney-Advisor

John Nolan, Senior Assistant Chief Accountant

Michael Volley, Staff Accountant

Re:                              Community Choice Financial Inc.

Registration Statement on Form S-1 (Registration No. 333-176434)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, Community Choice Financial Inc. (the “Company”) hereby requests that the effective time of the above-referenced registration statement be accelerated to 3:00 p.m., New York City time, on Monday, May 7, 2012 or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, we respectfully request that you orally confirm that event with our counsel, Jones Day, by calling Michael J. Solecki at (216) 586-7103.

The Company acknowledges the following:

•                 should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                 the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                 the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby represents that there has been no material adverse change in the fiscal quarter ended March 31, 2012 in its financial condition or results of operations.

Please contact Michael J. Solecki at Jones Day at (216) 586-7103 if you have any questions concerning the foregoing.  Thank you for your attention to this matter.

Very truly yours,

Community Choice Financial Inc.

/s/ Michael Durbin
By: Michael Durbin
Title: Chief Financial Officer of Community Choice Financial Inc.

cc:  Christopher M. Kelly, Esq. (Jones Day)

Michael J. Solecki, Esq. (Jones Day)

John T. Owen, Esq. (Jones Day)

Craig F. Arcella, Esq. (Cravath, Swaine & Moore LLP)

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Michael R. Clampitt, Senior Counsel

Gregory Dundas, Attorney-Advisor

John Nolan, Senior Assistant Chief Accountant

Michael Volley, Staff Accountant

Re:                              Community Choice Financial Inc.

Registration Statement on Form S-1 (File No. 333-176434)

May 3, 2012

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as the representative of the several underwriters of the offering pursuant to the above-captioned Registration Statement on Form S-1, as amended (the “Registration Statement”), wish to advise you that in connection with the Registration Statement, the following number of Preliminary Prospectuses dated April 25, 2012 were distributed during the period beginning on April 25, 2012 and through the date hereof:

Preliminary Prospectus dated April 25, 2012

Approximately 3,711 to the underwriters and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, we hereby join in the request of Community Choice Financial Inc. that the effective time of the Registration Statement be accelerated so that the Registration Statement becomes effective at 3:00 p.m. New York City Time on May 7, 2012, or as soon thereafter as practicable.

[Signature pages follow.]

Very truly yours,

Credit Suisse Securities (USA) LLC

As Representative of the several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Andrew Rosenburgh
Name: Andrew Rosenburgh
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]